John Hancock Financial Services, Inc.

John Hancock Place Post Office Box 111 Boston, Massachusetts 02117 (617) 572-3130 Fax: (617) 572-9161 E-mail: pminella@jhancock.com Paula J. Minella AVP and Counsel

VIA EDGAR

September 17, 2015

Sonny Oh, Esq.

Division of Investment Management

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

Re:

John Hancock Life Insurance Company (U.S.A.)

John Hancock Life Insurance Company (U.S.A.) Separate

Account A - File Nos. 811-4834 and 333-193994

“Accumulation Variable Universal Life 2014” (National Version)

John Hancock Life Insurance Company (U.S.A.)

John Hancock Life Insurance Company (U.S.A.) Separate

Account A – File Nos. 811-4834 and 333-151630

“Majestic VULX” (National Version)

Dear Mr. Oh:

This letter is in response to the comments conveyed by telephone on August 14, 2015, to the Rule 485(a) amendments filed on July 2, 2015 concerning the above-captioned filings (the “Registration Statements”) for John Hancock Life Insurance Company (U.S.A.) (the “Registrant”). We repeat in bold face type below each comment and set forth Registrant’s response thereto.

General

1.	On the facing sheet and first page of the supplements, please incorporate by reference to the April 27, 2015 prospectuses.

The Registrant will incorporate by reference to the prospectus dated April 27, 2015, on the facing sheet for each 485(b) filing.

The Registrant respectfully notes that the heading to each supplement, as well as the first paragraph of each supplement, clearly state that the supplement is to be distributed with the prospectus dated April 27, 2015.

2.	Please confirm that the date of the supplements will be on or about the day of effectiveness.

The Registrant confirms that the date of the supplements will be on or about the supplements’ effective date.

Prospectus Supplement

3.	If applicable, please disclose whether there are any restrictions in selecting this rider in conjunction with other riders.

The election of this rider does not prevent the policy owner from electing or purchasing, as applicable, any other rider available to him or her under the Accumulation VUL 2014 and Majestic VULX policies.

4.	In the second paragraph under “Amount of rider credits,” please disclose whether the rider charge is still deducted when the maximum cost of insurance charge is imposed on a policy owner when, although eligible for a Rider Credit, none would be awarded.

The Registrant will continue to deduct the rider charge in instances where no rider credits are being earned because the maximum cost of insurance rate is being charged. The rider charge helps cover the Registrant’s costs for administering the Healthy Engagement program. Even when the policy owner is not earning rider credits, he or she is still able to earn rewards and have access to other incentives, such as access to health and fitness information, offers, discounts, tools or other services designed to encourage the insured to participate in activities that promote a healthy lifestyle. However, the policy owner may terminate the rider at any time. If the policy owner terminates the rider, the rider charge will cease and any rider credits previously contributed to the policy will not be affected.

The Registrant will revise the second paragraph under “Amount of rider credits” to read as follows:

Also, the Rider Credit that is contributed to your policy in any month will not be more than the difference between the maximum amount of cost of insurance charge that your policy permits us to deduct for that month and the amount of cost of insurance charge that we actually deduct for that month. This means that the amount of any Rider Credit will be less the closer we are to charging the maximum cost of insurance rate that the policy permits; and there will not be any Rider Credit if and when we are charging the maximum cost of insurance rate. We will continue to deduct the Healthy Engagement Rider charge in instances where no Rider Credits are being earned and we are charging the maximum cost of insurance rate under the policy. Although our ability to change the cost of insurance rate (subject to the maximum rate) can therefore affect whether and how much Rider Credit you may receive, no Rider Credits that we contributed to your policy value prior to such a change will be affected.

Statement of Additional Information

5.	Please revise the date to match that of the supplement.

The Registrant will revise the date of the Statements of Additional Information to match the date contained in each supplement.

6.	Rather than refer the reader to the prospectus for the address and telephone number to obtain a copy of the prospectus, please provide the information on the front cover page of the Statement of Additional Information.

The Registrant will add the address and telephone number to the front cover page of each Statement of Additional Information.

7.	Special Purchase Programs

a.	Please delete the incorporation by reference to the prospectus in the first sentence or specify the prospectus by date.

The Registrant will update the disclosure in each Statement of Additional Information to include the date of the prospectus for Accumulation VUL 2014 and Majestic VULX, as applicable.

b.	Please reconcile the discrepancy in the headings for Accumulation VUL 2014 prospectus (“Special purchase programs for eligible classes”) and SAI (“Reduction in charges”) with the headings for Majestic VULX prospectus (“Reduced charges for Eligible Classes”) and SAI (“Reduction in charges”).

The Registrant will revise the headings noted above in the prospectus and SAI for Accumulation VUL 2014 so that they align. We will also revise the headings noted above in the prospectus and SAI for Majestic VULX so that they align.

8.	The Registrant will include the Tandy Representations in all future correspondence filings and amendments filed with the staff relating to the above-referenced registration statements.

Tandy Representatations

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Paula J. Minella